

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

David Schwartz
President and Director
Epsilon Corp.
7950 NW 53rd St., Suite 337
Miami, FL 33166

> **Re:** **Epsilon Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 20, 2012**
> **File No. 333-179321**

Dear Mr. Schwartz:

We have reviewed your registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 1, 2012.

Registration Statement Facing Page

1.   We note your revision in response to prior comment 1; however, your fee table describes your common stock with a par value of $0.001 per share. Please revise in accordance with our prior comment.

Risk Factors, page 7

2.   It does not appear that you have included a risk factor relating to your expected reporting status under section 15(d) of the Exchange Act. Please include a risk factor to highlight the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well of the inapplicability of proxy rules and section 16 of the Exchange Act, in accordance with prior comment 8.

3.   It appears that you may be considered a shell company under Securities Act Rule 405. Please add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares.

Description of Securities

Voting Rights, page 17

4. The last sentence in this section continues to indicate that your charter documents do not allow for cumulative voting. We therefore reissue prior comment 13.

Business Development, page 19

5. We note your revisions in response to prior comment 17; however, Note 1 to your financial statements indicates that your business plan "is to launch an on-line social network for start-ups in the high tech industry." Your disclosure in this section indicates that you will sponsor face to face events connecting new and or small companies to service providers. Please reconcile.

6. Regarding your added disclosure in the fourth to last paragraph on page 19, please clarify how you intend to derive revenues for the location where your meetings are held, in addition to the revenues you derive from vendors and clients that may pay a fee to attend the meetings.

Competitive Advantages, page 20

7. You disclose in the last paragraph of this section that your website will target user's client lists. Please clarify how you will obtain this information as it does not appear to be included in the information you intend to request from your clients, as indicated in the third paragraph on page 19.

Indemnification, page 26

8. We note your revisions in response to prior comment 23; however, Article XII Section 1 of your Bylaws in exhibit 3.3 does not appear to restrict indemnification where an officer or director is "successful on the merits," as you indicate in this section. Please advise or revise in accordance with our prior comment.

Certain Relationships and Related Transactions, page 27

9. Regarding your added disclosure on the subscription receivable, please include the material terms of this arrangement, including the due date and any interest owed. In addition, Note 7 on page F-10 indicates that the receivable has been paid off. Please clarify this here and on page 5.

Balance Sheet, page F-3

10.   We have reviewed your response to prior comment 25 and note that you reference SAB Topic 5A for your deferral of the audit fees. Your deferral of these audit fees does not appear to be appropriate because audit fees would be a routine cost of a public company, rather than a specific incremental cost directly attributable to this offering. In this regard, the guidance states that, "other general and administrative expenses may not be allocated as costs of the offering." Therefore, the audit fees would be expensed, rather than deferred. Please restate your financial statements in accordance with FASB ASC 250-10-50-7.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-7

11.   We note your response to prior comment 26. It does not appear that there have been any revisions to your cash and cash equivalents footnote disclosure. As such, revise to disclose if your cash and cash equivalents are located in the United States or in Israel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jonathan D. Strum, Esq.
        Law Offices of Jonathan D. Strum